NEWLAN & NEWLAN, LTD.

2201 Long Prairie Road

Suite 107-762

Flower Mound, Texas 75022

April 3, 2020

Jay E. Ingram

Legal Branch Chief

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward M. Kelly, Senior Counsel

Re:	Digital Development Partners, Inc.

Current Report on Form 8-K

Filed January 7, 2020

Commission File No. 0-52828

Dear Mr. Ingram:

This is in response to the letter of comment of the Staff dated January 30, 2020, relating to the captioned Current Report on Form 8-K of Digital Development Partners, Inc. (the “Company”). The comments of the Staff are addressed below, seriatim:

Comment No. 1: Please be advised that, in response to such comment, a new “Management’s Discussion and Analysis” section has been added to the disclosure, beginning on page 17.

Comment No. 2: Please be advised that, in response to such comment, a new “Recent Sales of Unregistered Securities” section has been added to the disclosure, on page 17.

Comment No. 3: Please be advised that, in response to this comment, the following documents have been filed as exhibits: Exhibits 3.1 (Articles of Incorporation) and 3.2 (Bylaws) are incorporated by reference, and Exhibits 3.3 (Certificate of Change Pursuant to NRS 78.209), 3.4 (Articles of Merger) and 3.5 (Certificate of Amendment) have been filed with the Current Report on Form 8-K/A.

Comment No. 4: Please be advised that the Certificate of Amendment effecting the corporate name change has been filed as Exhibit 3.5.

Comment No. 5: Please be advised that the documents referenced in such comment have been filed as Exhibits 10.5 and 10.6, respectively.

Comment No. 6: Please be advised that, in response to such comment, additions to disclosure have been made to the disclosure – see pages 14 and 16.

Comment No. 7: Please be advised that, in response to such comment, a statement of changes in stockholders’ equity (deficit) has been added to the disclosure. In further response to such comment, an analysis of the changes have been added to the disclosure in new financial statement Note H.

Comment No. 8: Please be advised that the financial statements of Black Bird Potentials Inc. for the year ended December 31, 2018, included in the amended Current Report on Form 8-K have been audited by Farmer, Fuqua & Huff, P.C., a PCAOB-registered firm.

Comment No. 9: Please be advised that, in response to such comment, an unaudited pro forma statement of income that reflects the combined operations of the entities for the latest fiscal year has been added to the disclosure.

In addition to the foregoing revisions to disclosure, we have added to the disclosure two risk factors that address the novel Coronavirus pandemic.

Thank you for your attention in this matter.

Sincerely,

NEWLAN & NEWLAN, LTD.

By: /s/ ERIC NEWLAN

       Eric Newlan

cc: Digital Development Partners, Inc.